Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146867

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 11 DATED OCTOBER 16, 2009

TO THE PROSPECTUS DATED JULY 28, 2008

This document supplements, and should be read in conjunction with, our prospectus dated July 28, 2008, as supplemented by Supplement No. 7, dated April 22, 2009, Supplement No. 8, dated May 7, 2009, Supplement No. 9, dated May 21, 2009 and Supplement No. 10, dated August 21, 2009. The purpose of this Supplement No. 11 is to disclose:

•	the status of our public offerings; and

•	our recent investment in Lofton Place Apartments in Tampa, Florida.

STATUS OF OUR PUBLIC OFFERINGS

We commenced our follow-on offering of $850,000,000 in shares of common stock on July 28, 2008. Of these shares, we are offering $750,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our follow-on offering, we terminated our initial public offering. As of October 9, 2009, we had received and accepted subscriptions in our follow-on offering and initial public offering for an aggregate of 4,394,961 shares of our common stock, or $43,622,910, including shares issued under our distribution reinvestment plan. As of October 9, 2009, 84,546,035 shares remained available for sale to the public under our follow-on offering, including shares available under our distribution reinvestment plan. Our follow-on offering will terminate on July 28, 2010, unless extended.

INVESTMENT IN LOFTON PLACE APARTMENTS

On October 1, 2009, our subsidiary, PRIP Lofton, LLC, along with NVR Lofton Place, LP, which we refer to as NVR, and BH Lofton, LLC, which we refer to as BH Lofton, entered into a joint venture, Evergreen at Lofton Place, LLC, which we refer to as Evergreen, to acquire Lofton Place Apartments located in Tampa, Florida from ERP Operating Limited Partnership, an unaffiliated third party. We refer to NVR and BH Lofton collectively as the Northview members. Through PRIP Lofton, LLC, we hold a 60.0% membership interest in Evergreen, and NVR and BH Lofton own a 34.0% and 6.0% membership interest, respectively. NVR and BH Lofton are owned by three real estate investors, which we refer to as Northview: Doug Reim, the founder of Northview Realty Group Inc. in Montreal, Canada; Charles Thompson, the managing principal of Evergreen Residential in Boston, Massachusetts; and Harry Bookey, the founder of BH Management, a property management company headquartered in Des Moines, Iowa. Northview is not affiliated with us.

Evergreen completed the acquisition of Lofton Place Apartments on October 1, 2009, for a total purchase price of $16,000,000. Including funds earmarked for renovation and closing costs, the total capitalization for this investment was approximately $17,000,000. Our investment in Evergreen was $3,000,000, which was funded with proceeds from our follow-on offering. In connection with our investment, we paid an acquisition fee to our advisor of $153,000 pursuant to the terms of the advisory agreement. We will also pay our advisor an annual asset management fee of $30,600 pursuant to the terms of the advisory agreement, which is less than the maximum fee allowed.

Financing the Acquisition

In connection with the closing of the Lofton Place Apartments acquisition, Evergreen obtained a loan from CWCapital LLC, in the amount of $12,000,000, as evidenced by a Multifamily Note dated October 1, 2009, which CWCapital subsequently assigned to the Federal Home Loan Mortgage Corporation, or Freddie Mac. The loan bears interest at a fixed rate of 5.66% and matures on October 1, 2019. Except if the loan is assigned to a REMIC, the loan is generally prepayable at any time prior to its maturity, subject to a prepayment premium based on the remaining amount of the loan and then-current interest rates. The loan is secured by a multifamily mortgage on the property pursuant to a Multifamily Mortgage, Assignment of Rents and Security Agreement, which was assigned to Freddie Mac pursuant to an Assignment of Security Instrument dated October 1, 2009. In addition, the loan is guaranteed by Charles M. Thomas, but only upon the occurrence of certain limited events.

All of the $12,000,000 in loan proceeds were funded at closing. Of the funded capital contributions, approximately $448,700 will be used to fund selected capital improvements. Closing costs equaled $551,300.

The Property

Lofton Place Apartments is a Class B+, 280 unit rental apartment community consisting of twelve, two- and three-story, garden-style apartment buildings located on an 18-acre site in Tampa, Florida. The property was built in 1988. The property has an aggregate of 264,591 rentable square feet and an average unit size of 945 square feet. The property contains 122 1-bedroom, 1-bath units, 27 1-bedroom, 1-bath plus den units, 95 2-bedroom, 2-baths units and 36 3-bedroom, 2-baths units. As of October 1, 2009, the property had an average market rent of $759 per unit per month and was 96.8% occupied.

The leased space is comprised entirely of residential apartment units. Each lease is specific to an individual unit. Collectively, the units are leased subject to the terms of a standard lease form. Individual leases generally have a term of one year. For 2007, the percentage occupancy rate and average effective annual rent per unit for Lofton Place Apartments was 93.3% and $9,974, respectively. For 2008, the percentage occupancy rate and average effective annual rent per unit for Lofton Place Apartments was 92.8% and $9,648, respectively. No other information regarding the past percentage occupancy rate and average effective annual rent per unit for Lofton Place Apartments is available.

The following is a schedule of lease expirations and related information through 2010. There are no leases expiring after 2010.

Year	Number of Tenants Whose Leases Are Expiring	Total Square Feet Covered by Such Leases	Annual Rent Represented By Such Leases	Percentage of Gross Annual Rent Represented By Such Leases
2009	70	68,181	$706,806	28%
2010	201	187,662	$1,787,144	72%

Lofton Place Apartments is located in Carrollwood, 10 miles northwest of downtown Tampa via I-275 and seven miles north of Tampa International Airport and the Westhore office submarket, via the Veteran’s Expressway (SR 589). The property generally competes with other rental apartment communities of a similar age and quality. The property competes with other rental apartment communities in its submarket generally based on tangible factors such as rental rate and unit type, as well as intangible factors such as physical appearance and proximity to place of employment, school, shopping and recreation.

In the opinion of management, the property is suitable and adequate for its intended purpose and is adequately covered by insurance. We obtained a Phase I environmental survey and are satisfied with the environmental status of the property.

For federal income tax purposes, the tax basis in Lofton Place Apartments is approximately $17,000,000. The real property component of Lofton Place Apartments will be depreciated on a straight-line basis using estimated useful lives of 27.5 years for building and building improvements and by the 200% declining balance method using estimated useful lives of five to seven years for furniture, fixtures and equipment. Realty taxes for the fiscal year ended 2008 on Lofton Place Apartments were $335,839 at a tax rate of 1.96% of the tax assessor’s appraised value of $17,125,800.

The Operating Agreement

On October 1, 2009, PRIP Lofton, LLC, our subsidiary, entered into the Evergreen operating agreement with NVR Lofton Place LP and BH Lofton, LLC.

We have structured our $3,000,000 investment as preferred equity. The operating agreement provides that we will receive a priority preferred return of 10.0% per annum from operating cash flow before distributions to the Northview members. After we receive our preferred return, each of the Northview members will receive a 10.0% pro rata return per annum on their contributed capital. Then, distributions will be split pro rata between the members until each of the members receives a 12.0% return annually. Thereafter, distributions will be split 50.0% to us and 50.0% to the Northview members collectively, except upon the occurrence of certain events.

The operating agreement provides for distributions of sale proceeds, if any, as follows. First, distributions of residual proceeds will be split pro rata up to a 15.0% internal rate of return to each of the members. Second, distributions will be split 50.0% to us and 50.0% to the Northview members collectively, until each member has received an 18.0% internal rate of return, except upon the occurrence of certain events. Thereafter, distributions will be split 40.0% to us and 60.0% to the Northview members, except upon the occurrence of certain events.

Except as otherwise described in the operating agreement, all aspects of the business and affairs of Evergreen shall be managed, and all decisions affecting the business and affairs of Evergreen shall be made by the members, acting through a management committee, or the Management Committee. We have majority voting rights with respect to all major decisions.

NVR is the operating member of Evergreen. As such NVR is responsible for implementing the decisions of the Management Committee; however, the operating agreement imposes certain limitations on its management authority. The operating member may not cause Evergreen to undertake activities or incur expenses that are not authorized by the operating budget. Additionally, the operating member’s authority is limited to: (1) procuring approved financing, (2) supervising the management, leasing and operation of the property, (3) undertaking matters designated by the Management Committee, (4) coordinating, supervising and otherwise overseeing the sale, if any, of the property, (5) preparing and updating a business plan and operating budget for Evergreen and the property, (6) advising the Management Committee on day-to-day matters affecting the business and affairs of Evergreen, (7) diligently conducting the day-to-day operations in accordance with the business plan and the operating budget, (8) performing the duties assigned to the operating member by the operating agreement or the Management Committee and (9) diligently endeavoring to carry out all decisions and resolutions of the Management Committee.

Except in limited circumstances set forth in the operating agreement, none of the members may freely transfer their interest in Evergreen without the consent of the other member.

The Property Management Agreement

BH Management has been designated as the property manager of Lofton Place Apartments pursuant to a property management agreement that provides for an initial one year term and automatic renewals for successive one year terms. Either party may terminate the property management agreement upon 30 days’ prior written notice. A management fee is payable monthly in arrears equal to a maximum of 4.0% of the monthly gross revenues of Lofton Place Apartments. The fee will consist of a 3.5% base fee and a 0.5% bonus. The bonus will be contingent upon achieving a minimum annual net operating income. If construction management fees are required, BH Management may receive a construction management fee not to exceed 5.0% of costs.

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